Exhibit 1

ASX

Release

25 October 2019

S&P Global Ratings upgrades Westpac’s stand-alone credit profile and the rating on certain capital instruments

Following a regular review of its Banking Industry Country Risk Assessment, S&P Global Ratings (S&P) has today raised its Economic Risk assessment of Australia to 3 from 4. S&P indicated that the change reflects the orderly decline in house prices over the past two years following a period of rapid growth.

Following this change, S&P has upgraded Westpac’s stand-alone credit profile (and that of the other three major Australian banks) by one notch to ‘a’ from ‘a-’.

S&P has indicated that this change does not affect the senior debt rating of Westpac, which has been affirmed at AA-/A-1+/stable, but it increased the S&P rating on certain capital instruments issued by Westpac by one notch. Securities impacted include:

•                       Basel III compliant Tier 2 instruments to ‘BBB+’ from ‘BBB’.

•                       Basel III compliant Additional Tier 1 capital instruments to ‘BBB-’ from ‘BB+’.

Ends.

For Further Information

David Lording	Andrew Bowden
Head of Media Relations	Head of Investor Relations
T. 02 8253 4008
M. 0419 683 411	M. 0438 284 863